                        REPORT OF INDEPENDENT ACCOUNTANTS


To the Board of Directors of
Southeast Interactive Technology Fund I, LLC


We have examined the investment accounts shown by the books and records of Southeast Interactive Technology Fund I, LLC (the Fund) for the period from the date of our last similar examination on December 31, 1996 to October 3, 1997. Our examination was made without prior notice to the Fund. It is understood that this report is solely for the use of management and the Securities and Exchange Commission and should not be used for any other purpose.

Securities owned as of the close of business on October 3, 1997, shown by the books and records audited by us, which we counted and inspected, were located in the vault of First Union National Bank of New York, Security Services, 40 Broad Street, 5th Floor, Suite 550, New York, New York 10004, except for securities listed below.

With respect to the securities listed below, we were unable to physically identify the securities on October 3, 1997, however, these securities are indicated in the books and records of the Company as being owned on October 3, 1997. We confirmed the respective transaction(s) with the issuer or issuer's legal counsel, as indicated below, and inspected a copy of the related documents. Per our confirmations with the respective issuers listed below, the Fund is reflected as the owner in the books and records of the respective issuers on October 3, 1997.

Issuer                                          Description
-------------------------------------------------------------------------------------------------
Alternate Realities Corporation                 $220,000 10% convertible debenture
                                                   due 2/18/98
Alternate Realities Corporation                 Warrants to purchase 107,144 shares of
                                                   Common Stock at $1.05 per share
Alternate Realities Corporation                 Warrant to purchase 95,240 shares of
                                                   Common Stock at $2.10 per share
One Room Systems, Inc.                          $660,000 10% convertible debenture
                                                   due 2/28/98
One Room Systems, Inc.                          Warrant to purchase 120,000 shares of
                                                   Common Stock at $1.00 per share
BuildNet, Inc.                                  Warrant to purchase 1,029 shares of Preferred
                                                   Stock at $17.49 per share
Sun Forest Systems, Inc.                        Warrant to purchase 743 shares of Preferred
                                                   Stock at $17.49 per share
Wave Systems Corporation                        Warrant to purchase shares of Common Stock
                                                   determined by $170,000 divided by
                                                   conversion price.

Confirmations for the securities listed below were sent to issuer's legal counsel as a result of the issuer filing bankruptcy. Issuer's legal counsel was unable to confirm the existence of these securities as of October 3, 1997.


Issuer                                          Description
-------------------------------------------------------------------------------------------------
NetTech, Inc.                                   $200,000 10% convertible debentures
                                                   due 8/1/97
NetTech, Inc.                                   $35,000 promissory note plus $4,000 in
                                                   interest due 10/31/97
NetTech, Inc.                                   Warrant to purchase 25,000 shares of Common
                                                   Stock at $2.00 per share
NetTech, Inc.                                   Warrant to purchase 8,250 shares of Preferred
                                                   Stock at $2.00 per share

Because the above procedures do not constitute an audit in accordance with generally accepted auditing standards, we do not express an opinion on the investment accounts referred to above. In connection with the procedures referred to above, no matters came to our attention that caused us to believe that the specified accounts should be adjusted. Had we performed additional procedures or had we audited the financial statements in accordance with generally accepted auditing standards, matters might have come to our attention that would have been reported to you. This report relates only to the investments specified above and does not extend to any financial statements of Southeast Interactive Technology Fund I, LLC, taken as a whole.



PRICE WATERHOUSE LLP
Raleigh, North Carolina
February 2, 1998

                        REPORT OF INDEPENDENT ACCOUNTANTS


To the Board of Directors of
Southeast Interactive Technology Fund I, LLC


We have examined the investment accounts shown by the books and records of Southeast Interactive Technology Fund I, LLC (the Fund) for the period from the date of our last similar examination on October 3, 1997 to October 31, 1997. Our examination was made without prior notice to the Fund. It is understood that this report is solely for the use of management and the Securities and Exchange Commission and should not be used for any other purpose.

Securities owned as of the close of business on October 31, 1997, shown by the books and records audited by us, which we counted and inspected, were located in the vault of First Union National Bank of New York, Security Services, 40 Broad Street, 5th Floor, Suite 550, New York, New York 10004, except for securities listed below.

With respect to the securities listed below, we were unable to physically identify the securities on October 31, 1997, however, these securities are indicated in the books and records of the Company as being owned on October 31, 1997. We confirmed the respective transaction(s) with the issuer or issuer's trustee, as indicated below, and inspected a copy of the related documents. Per our confirmations with the respective issuers and trustee listed below, the Fund is reflected as the owner in the books and records of the respective issuers on October 31, 1997.

Issuer                                          Description
-------------------------------------------------------------------------------------------------

Alternate Realities Corporation                 $220,000 10% convertible debenture
                                                   due 2/18/98
Alternate Realities Corporation                 Warrants to purchase 107,144 shares
                                                   of Common Stock at $1.05 per share
Alternate Realities Corporation                 Warrant to purchase 95,240 shares
                                                   of Common Stock at $2.10 per share
One Room Systems, Inc.                          $660,000 10% convertible debenture
                                                   due 2/28/98
One Room Systems, Inc.                          Warrant to purchase 120,000 shares
                                                   of Common Stock at $1.00 per share
BuildNet, Inc.                                  Warrant to purchase 1,144 shares of Preferred
                                                   Stock at $17.49 per share
Sun Forest Systems, Inc.                        Warrant to purchase 743 shares of Preferred
                                                   Stock at $17.49 per share
Wave Systems Corporation                        Warrant to purchase shares of Common Stock
                                                   determined by $170,000 divided by
                                                   conversion price

Confirmations for the securities listed below were sent to issuer's trustee as a result of the issuer filing bankruptcy. Issuer's trustee was unable to confirm the existence of these securities as of October 31, 1997.

Issuer                                          Description
-------------------------------------------------------------------------------------------------
NetTech, Inc.                                   $200,000 10% convertible debentures
                                                   due 8/1/97
NetTech, Inc.                                   $35,000 promissory note plus $4,000 in
                                                   interest due 10/31/97
NetTech, Inc.                                   Warrant to purchase 25,000 shares of
                                                   Common Stock at $2.00 per share
NetTech, Inc.                                   Warrant to purchase 8,250 shares of Preferred
                                                   Stock at $2.00 per share

Because the above procedures do not constitute an audit in accordance with generally accepted auditing standards, we do not express an opinion on the investment accounts referred to above. In connection with the procedures referred to above, no matters came to our attention that caused us to believe that the specified accounts should be adjusted. Had we performed additional procedures or had we audited the financial statements in accordance with generally accepted auditing standards, matters might have come to our attention that would have been reported to you. This report relates only to the investments specified above and does not extend to any financial statements of Southeast Interactive Technology Fund I, LLC, taken as a whole.



PRICE WATERHOUSE LLP
Raleigh, North Carolina
February 2, 1998

                        REPORT OF INDEPENDENT ACCOUNTANTS


To the Board of Directors of
Southeast Interactive Technology Fund I, LLC


We have examined the investment accounts shown by the books and records of Southeast Interactive Technology Fund I, LLC (the Fund) for the period from the date of our last similar examination on October 31, 1997 to December 31, 1997. It is understood that this report is solely for the use of management and the Securities and Exchange Commission and should not be used for any other purpose.

Securities owned as of the close of business on December 31, 1997, shown by the books and records audited by us, which we counted and inspected, were located in the vault of First Union National Bank of New York, Security Services, 40 Broad Street, 5th Floor, Suite 550, New York, New York 10004, except for securities listed below.

With respect to the securities listed below, we were unable to physically identify the securities on December 31, 1997, however, these securities are indicated in the books and records of the Company as being owned on December 31, 1997. We confirmed the respective transaction(s) with the issuer or issuer's trustee, as indicated below, and inspected a copy of the related documents. Per our confirmations with the respective issuers and trustee listed below, the Fund is reflected as the owner in the books and records of the respective issuers on December 31, 1997.

Issuer                                          Description
-------------------------------------------------------------------------------------------------
Alternate Realities Corporation                 $220,000 10% convertible debenture
                                                   due 2/18/98
Alternate Realities Corporation                 Warrants to purchase 107,144 shares
                                                   of Common Stock at $1.05 per share
Alternate Realities Corporation                 Warrant to purchase 95,240 shares
                                                   of Common Stock at $2.10 per share
One Room Systems, Inc.                          $660,000 10% convertible debenture
                                                   due 2/28/98
One Room Systems, Inc.                          Warrant to purchase 120,000 shares
                                                   of Common Stock at $1.00 per share
BuildNet, Inc.                                  Warrant to purchase 1,372 shares of
                                                   Preferred Stock at $17.49 per share
Sun Forest Systems, Inc.                        Warrant to purchase 743 shares of Preferred
                                                   Stock at $17.49 per share
Wave Systems Corporation                        Warrant to purchase shares of Common
                                                   Stock determined by $170,000 divided
                                                   by conversion price

Confirmations for the securities listed below were sent to issuer's trustee as a result of the issuer filing bankruptcy. Issuer's trustee was unable to confirm the existence of these securities as of December 31, 1997.

Issuer                                          Description
-------------------------------------------------------------------------------------------------
NetTech, Inc.                                   $200,000 10% convertible debentures
                                                  due 8/1/97
NetTech, Inc.                                   $35,000 promissory note plus $4,000
                                                  in interest due 10/31/97
NetTech, Inc.                                   Warrant to purchase 25,000 shares
                                                  of Common Stock at $2.00 per share
NetTech, Inc.                                   Warrant to purchase 8,250 shares of Preferred
                                                  Stock at $2.00 per share

Because the above procedures do not constitute an audit in accordance with generally accepted auditing standards, we do not express an opinion on the investment accounts referred to above. In connection with the procedures referred to above, no matters came to our attention that caused us to believe that the specified accounts should be adjusted. Had we performed additional procedures or had we audited the financial statements in accordance with generally accepted auditing standards, matters might have come to our attention that would have been reported to you. This report relates only to the investments specified above and does not extend to any financial statements of Southeast Interactive Technology Fund I, LLC, taken as a whole.



PRICE WATERHOUSE LLP
Raleigh, North Carolina
February 2, 1998